AB 3/17/06

06004855

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus	**Ohio**	**43215**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas E. Line **(614) 857-1496**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/26/06

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY D. FORNASH
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 06-12-10

Signature

Chief Financial Officer
Title

Kelly D. Fornash
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Annual Audited Report
Pursuant to Rule 17a-5(e)(3)

RED CAPITAL MARKETS, INC.

For the Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 232-7939
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Red Capital Markets, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Capital Markets, Inc. at December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 17, 2006

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 65,955
Securities Inventory	72,032,066
Securities Purchased Under Agreements to Resell	54,300,489
Note Receivable	389,400
Receivables from Broker/Dealers	54,933,589
Accrued Interest Receivable	605,864
Remarketing Agent Receivables	291,829
Purchased Remarketing Agent Agreements, net	599,999
Purchased Tax Credit Asset Management Contracts, net	2,309,204
Fixed Assets, net	149,619
Goodwill	41,056,986
Derivative Assets	3,042,774
Deferred Income Taxes	404,575
Other Assets	285,789
Total Assets	$ 230,468,138

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Notes Payable Under Lines of Credit With Affiliates	10,935,570
Securities Sold Under Agreements to Repurchase	51,036,000
Deferred Compensation Plan Payable	3,643,635
Accrued Salaries, Commissions and Incentive Compensation	2,512,623
Payables to Broker/Dealers	48,447,387
Accounts Payable and Accrued Expenses	619,103
Accounts Payable — Affiliates	16,887
Interest Payable – Third Parties	298,680
Interest Payable – Affiliates	34,711
Derivative Liabilities	2,999,738
Income Taxes Payable – Affiliate	7,444,745
Total Liabilities	127,989,079
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued & outstanding)	1,000
Paid-In Capital	89,501,872
Retained Earnings	12,976,187
Total Shareholder's Equity	102,479,059
Total Liabilities and Shareholder's Equity	$ 230,468,138

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2005

REVENUES	
Net Underwriting Fees	$ 15,863,578
Interest Income	8,200,619
Net Trading Gains	4,802,040
Remarketing Agent Fees	1,483,799
Commissions on Insurance Premiums, Net	411,399
Other Income	2,596,152
	33,357,587
EXPENSES	
Salaries, Commissions, Incentive Compensation and Employee Benefits	12,447,585
Interest Expense	3,153,247
Occupancy	613,567
Furniture, Equipment and Software Expense	279,095
General and Administrative	472,591
Travel and Entertainment	448,244
Third Party Service Fees	217,406
Intangible Asset Amortization	700,237
State & Local Taxes	432,135
	18,764,107
INCOME BEFORE INCOME TAXES	14,593,480
INCOME TAX EXPENSE	5,460,327
NET INCOME	$ 9,133,153

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2004	$ 1,000	$ 91,431,727	$ 3,843,034
Dividend of Investment in Provident Insurance Agency, Inc. to National City Bank on March 7, 2005	–	(2,324,088)	–
Adjustment to fair value of Goodwill resulting from acquisition of Provident Financial Group, Inc. by National City Corporation	–	394,233	–
Net Income for the year ended December 31, 2005	–	–	9,133,153
BALANCE, DECEMBER 31, 2005	$ 1,000	$ 89,501,872	$ 12,976,187

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	9,133,153
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Realized Gain on Sale of Securities Inventory		(5,066,480)
Net Unrealized Loss on Securities Inventory		264,440
Depreciation and Amortization of Fixed Assets		52,065
Amortization of Purchased Agreements and Contracts		700,237
Unrealized Gain on Forward Sale & Purchase Commitments, net		(2,503,047)
Purchases of Securities Inventory		(2,876,731,516)
Proceeds from Sales of Securities Inventory		2,876,681,354
Net Proceeds of Securities Under Agreements to Resell		94,426,130
Decrease in Failures to Deliver		500,386
Decrease in Failures to Receive		(500,386)
Increase in Notes Receivable		(389,400)
Decrease in Receivables and Other Assets		36,441,303
Decrease in Accounts Receivables – Affiliates		(985,560)
Decrease in Deferred Income Taxes		3,456,473
Decrease in Accrued Salaries, Commissions and Incentive Compensation		(727,953)
Decrease in Accounts Payable and Accrued Expenses		224,431
Decrease in Other Payables to Affiliates		(128,632)
Increase in Interest Payable		18,576
Decrease in Payable to Broker/Dealers		(14,326,572)
Decrease in Deferred Fee Income		(8,652)
Increase in Income Taxes Payable – Affiliate		1,479,856
NET CASH PROVIDED BY OPERATING ACTIVITIES		122,010,206
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Asset Purchases		(46,712)
NET CASH USED IN INVESTING ACTIVITIES		(46,712)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Repayments Under Lines of Credit with Affiliates		(111,882,925)
Net Proceeds of Securities Sold Under Agreements to Repurchase		(10,140,000)
NET CASH USED IN FINANCING ACTIVITIES		(122,022,925)
DECREASE IN CASH AND CASH EQUIVALENTS		(59,431)
CASH AND CASH EQUIVALENTS, JANUARY 1		125,386
CASH AND CASH EQUIVALENTS, DECEMBER 31	$	65,955

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
(CONTINUED)
Year Ended December 31, 2005

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$	3,134,671
Income Taxes (to Affiliate)		523,997

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Decrease in asset and corresponding liability attributable to deferred compensation plan.	128,100
Stock Dividend of PIA to National City Bank.	2,324,088
Increase in Goodwill due to a final adjustments to the estimate of excess of cost over the fair value of net assets acquired related to the Acquisition.	(552,986)
Decrease in Accounts Payable and Accrual Expenses attributable to purchase accounting adjustment for franchise taxes.	176,000
Decrease in Income Taxes Payable – Affiliate attributable to purchase accounting adjustment for Federal and State income taxes.	(17,247)

See notes to financial statements.

RED CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION

Red Capital Markets, Inc. ("Company") is a wholly owned subsidiary of National City Bank, which is a wholly owned subsidiary of National City Corporation. ("National City"). The Company was a wholly owned subsidiary of The Provident Bank ("Provident Bank"), which was a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial"). On July 1, 2004, National City completed its acquisition ("Acquisition") of Provident Financial. The effect of this transaction resulted in Provident Bank becoming a wholly owned subsidiary of National City. On March 16, 2005, Provident Bank merged into National City Bank.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, the sale of low income housing tax credits, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

The Company had one subsidiary, Provident Insurance Agency, Inc. (PIA), which sold insurance products to customers on behalf of third party insurance agencies. On March 7, 2005, the Company's investment in PIA was divested by a dividend to its sole shareholder. In 2005, PIA represented approximately $411,000 and $188,000 of the Company's revenues and expenses.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

Derivative Financial Instruments – Statement of Financial Accounting Standard (SFAS) 133 requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage backed securities and exchange-traded futures contracts. These derivative instruments are not designated in a SFAS 133 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings.

Customer Accounts – In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with a market value of $2,223,475 at December 31, 2005 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in Securities Inventory in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by determining the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of Net Trading Gains. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2005, the cost of securities inventory was $72,884,684.

Fixed Assets – Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At December 31, 2005, fixed asset accumulated depreciation was $77,991.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Goodwill – Goodwill represents the excess of cost over the fair value of the net assets acquired. The Company accounts for its goodwill in accordance with SFAS 142, *Goodwill and Other Intangible Assets.* The Company tests Goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Commissions on Insurance Premiums – Commission revenues are derived from the sale of third-party annuity and insurance products. Revenues are recorded at the time the annuity and insurance products are sold to customers.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $394,028 for the year ended December 31, 2005.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Asset Management Fees - Asset management fees are derived from asset management services provided to retail customer accounts. Revenues are recorded as the management services are provided.

Financial Instruments – The Company considers cash, receivables, forward purchase commitments, securities purchased under agreements to resell, notes payable, forward sale commitments, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

C. GOODWILL

The Company's goodwill is a result of National City's acquisition of Provident Financial in July 2004. "Push-down" accounting was utilized in the Company's 2004 financial statements to recognize the excess of cost over the fair value of net assets acquired. As required by SFAS 142, the Company performed the annual impairment test on goodwill as of November 30, 2005 using a fair value approach. No impairment existed as of that date.

The following summarizes the adjustments to goodwill for the year ended December 31, 2005:

Balance, December 31, 2004	$	41,207,102
Final adjustments to the estimate of excess of cost over the fair value of net assets acquired related to the Acquisition		552,986
Goodwill related to PIA, which was divested in 2005		(703,102)
Balance, December 31, 2005	$	41,056,986

D. SECURITIES INVENTORY

The Company's investment in securities inventory at December 31, 2005 was comprised of the following:

Fixed-rate, taxable, multifamily agency mortgage-backed securities	$	49,455,223
Fixed-rate, tax-exempt municipal bonds		2,355,146
Variable-rate, tax-exempt municipal bonds		16,927,000
Corporate equity securities		1,602,320
Other securities		1,692,377
	$	72,032,066

E. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its operations. Under terms of the note, the Company may borrow up to $300,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. All borrowings under the agreement are secured by all of the Company's assets. At December 31, 2005, $10,935,570 was outstanding under this note. Interest incurred under this note during the year ended December 31, 2005 was $1,504,979. The interest rate charged under this note at December 31, 2005 was 4.38%.

The Company also has a revolving promissory demand note from a subsidiary of the Bank. Under the terms of the note, which is not collateralized, the Company may borrow up to a total of $150,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. At December 31, 2005, the Company had no borrowings outstanding under this note. There was no interest incurred under this note during the year ended December 31, 2005.

F. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $1,983,588, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital calculated in accordance with the Rule was $44,031,604 at December 31, 2005. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.6757 to 1 at December 31, 2005.

G. INCOME TAXES

National City files a consolidated federal income tax return, which includes all of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to the Bank amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes. Income tax expense for the year ended December 31, 2005 consisted of the following:

Current	$	2,003,854
Deferred		3,456,473
	$	5,460,327

The difference between tax expense recorded in the Statement of Income and tax expense calculated at the federal statutory rate of 35% relates primarily to municipal interest income and state income taxes.

At December 31, 2005, the net deferred income tax asset consisted of the following items:

Deferred compensation plan	$	648,861
State income taxes		104,973
Depreciation		(21,404)
Franchise taxes		46,927
Goodwill and other intangible assets		(374,782)
Net deferred income tax asset	$	404,575

H. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company paid $599,823 to the Bank and to other subsidiaries of National City for the rental of its office space. At December 31, 2005, the Company had cash in demand accounts of $33,333 at the Bank.

I. COMMITMENTS

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower.

The forward sale commitments, treated as derivatives under SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage backed security that may occur due to movements in interest rates.

In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties. The change in the fair values of the forward sale and purchase commitments are recorded in the Statement of Financial Condition as Derivative Assets and Derivative Liabilities. The net unrealized gain for the year ended December 31, 2005 was $2,503,047 and is included in Other Income in the Statement of Income.

At December 31, 2005, the Company had mandatory commitments to deliver $73,809,007 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $73,809,007 of the same types of securities from its affiliate. In addition, the Company had commitments to deliver $52,524,026 of fixed-rate mortgage-backed securities and written commitments to purchase $53,002,203 of the same types of securities from unaffiliated counterparties at December 31, 2005.

J. RECEIVABLES FROM BROKER/DEALERS AND PAYABLES TO BROKER/DEALERS

Receivables from broker/dealers include receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker/dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker/dealers.

K. BENEFIT PLAN

The Company participates in the National City SIP/401(k) Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. National City may make contributions to the plan for employees with one or more years of service in the form of National City

common stock in varying amounts depending on participant contribution levels. National City provides up to a 6.9% matching contribution. For the year ended December 31, 2005, the Company expensed $403,424 pursuant to this plan.

National City has a noncontributory, defined benefit pension plan covering substantially all employees. Effective January 1, 2005, the Company became eligible to participate in the defined benefit pension plan. Pension benefits are derived from a cash balance formula, whereby credits based on salary, age, and years of service are credited to employee accounts. Actuarially determined pension costs are charged to current operations by National City and are not allocated to the Company.

Additionally, the Company maintains a deferred compensation plan covering highly compensated individuals. The deferred compensation plan's assets and corresponding liability total $3,643,635, and are recorded on the Statement of Financial Condition in Securities Inventory and Deferred Compensation Plan Payable, respectively.

L. PURCHASED TAX CREDIT ASSET MANAGEMENT CONTRACTS

In 2000, the Company purchased the rights to manage certain low-income housing tax credit investor funds. On July 1, 2004, as part of the Acquisition, the contracts were valued at a fair market value of $2,658,134. The value for these rights is amortized over the estimated remaining lives of the related contracts ranging from 5 to 15 years at the time of the valuation. At December 31, 2005, accumulated amortization of the contracts was $348,930. Amortization expense for the year ended December 31, 2005 was $234,042.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year Ended December 31,	Amortization Expense
2006	$ 246,074
2007	254,311
2008	255,266
2009	245,598
2010	215,879

M. PURCHASED REMARKETING AGENT AGREEMENTS

In 2000, the Company purchased the rights to serve as remarketing agent for certain tax exempt issues of variable rate demand notes. Under the terms of the remarketing agreements, an investor in the variable rate demand notes may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor.

On July 1, 2004, as part of the Acquisition, the contracts were valued at a fair market value of $1,501,578. The value for these rights is amortized over the estimated remaining lives of the related agreements ranging from 1 to 5 years at the time of the valuation. At December 31, 2005, accumulated amortization of the agreements was $901,579. Amortization expense for the year ended December 31, 2005 was $466,195.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year Ended December 31,	Amortization Expense
2006	$ 309,333
2007	191,167
2008	84,426
2009	15,073
2010	–

N. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2005, the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was as follows:

Counterparty	Amount	Market Value of Collateral
Greystone Funding Corporation	$ 24,021,023	$ 24,679,287
C.W. Capital, LLC	15,319,380	15,619,760
Rockhall Funding Corp.	7,465,063	7,664,373
Avebury Partners, LLC	4,598,000	4,790,127
Western Rim Investors 1997-2, LP	2,897,023	2,998,076
	$ 54,300,489	$ 55,751,623

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed-upon limits. These agreements allow for the Company to pledge the collateral against the Company's short-term borrowings. At December 31, 2005, the market value of this pledged collateral was $23,317,630.

At December 31, 2005, accrued interest receivable from securities purchased under agreements to resell was $143,612. These agreements renew daily.

O. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from an unaffiliated third party with a carrying amount of $51,036,000. The market value of the securities sold under agreements to repurchase totaled $51,853,425. The underlying collateral of the same amount is included in the Statement of Financial Condition in Securities Purchased Under Agreements to Resell.

At December 31, 2005, the accrued interest payable from securities sold under agreements to repurchase was $298,680. These agreements renew daily.

P. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 149. These instruments are recorded at fair value, with the changes in fair value recorded in Net Trading Gains on the Statement of Income.

At December 31, 2005, the Company had sold short futures contracts to deliver $3,800,000 notional amount of U.S. Treasury Notes and $2,000,000 notional amount of U.S. Treasury Note Swaps. The market value of these futures contracts at December 31, 2005, as determined by the futures exchange, was $(10,156) and is included in Securities Inventory in the Statement of Financial Condition. The Company had $296,885 on deposit with the counterparty for those commitments at December 31, 2005. The deposit was in the form of U.S. Treasury securities which are included in Securities Inventory in the Statement of Financial Condition.

RED CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

Total ownership equity qualified for Net Capital		$ 102,479,059
Deductions and/or charges:		
Non-allowable assets		48,057,223
Net capital before haircuts on security positions		54,421,836
Haircuts on security positions:		
Trading and Investment Securities:		
US and Canadian government obligations		2,686,700
State and municipal government obligations		283,645
Contractual securities commitments		4,458,513
Options		115,290
Other securities		881,216
Undue concentration		27,887
Deduction for presumed Marketability Test for Municipal Securities		592,577
Total haircuts on security positions		9,045,828
Net Capital		$ 45,376,008

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 1,900,559	
Minimum dollar net capital requirement of reporting broker/dealer	250.000	
Net capital requirement		1,900,559
Excess net capital		$ 43,475,449

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 28,508385
Deduct adjustment based upon deposits in special reserve bank accounts	–
Total Aggregate Indebtedness	$ 28,508,385
Ratio of aggregate indebtedness to net capital	0.6283

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 26, 2006.

RED CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3
AS OF DECEMBER 31, 2005

COMPUTATION OF RESERVE REQUIREMENTS

Total Credit Balances	$	–
Total Debit Balances	$	–
Excess of Total Credits Over Total Debits	$	–
Reserve requirements (at 105%)	$	–

RED CAPITAL MARKETS, INC.

SCHEDULE III
RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2005

Per Focus Report X-17a-5
filed January 26, 2006.

Excess of Total Credits Over Total Debits	$	–
Reserve Requirements (at 105%)	$	–
Amount on Deposit	$	2,223,475

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed January 26, 2006.

RED CAPITAL MARKETS, INC.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2005

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	None

Ernst & Young
Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215
Phone: (614) 224-5678
Fax: (614) 232-7939
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Red Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Red Capital Markets, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 17, 2006